

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2024

Charles Zhang
Chief Executive Officer
Sohu.com Ltd
Level 18, Sohu.com Media Plaza
Block 3, No. 2 Kexueyuan South Road, Haidian District
Beijing 100190
People's Republic of China

> **Re: Sohu.com Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed March 30, 2023**
> **File No. 001-38511**

Dear Charles Zhang:

We have reviewed your January 11, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 12, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Risks Related to Our Ordinary Shares and ADSs, page 41

1. Please confirm supplementally whether the Company has received an opinion of counsel regarding the Company's reliance on the exclusion provided by Section 3(b)(1) of the Investment Company Act of 1940 (the "1940 Act") and, if so, whether such opinion is qualified or unqualified.

2. We note the discussion of the Company's treatment of certificates of deposit and other time deposits in your comment response letters dated August 30, 2023 and January 11, 2024 (the "Response Letters"). Although the staff does not necessarily agree with the commentary and legal analysis in the Response Letters regarding this issue, we appreciate

that the Company is treating all such instruments as investment securities (and not cash items) for purposes of its analysis. We note that when assessing its own status under the 1940 Act (as well as the status of its VIEs and non-VIE subsidiaries), the Company's treatment of such instruments is and will be governed by existing law and Commission guidance.

3. Please expand the investment company status risk disclosure beginning on page 41 to indicate that the Company intends to rely on the exclusion provided by Section 3(b)(1) of the 1940 Act, summarizing the basis for such reliance.

Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Tim Bancroft